Barristers & Solicitors	McCarthy Tétrault LLP
Patent & Trade-mark Agents	40 Elgin Street, Suite 1400
Ottawa ON K1S 1W4
McCarthy Tétrault	Canada Telephone: 613-238-2000 Facsimile: 613-563-9386 www.mccarthy.ca

May 1, 2007

VIA SEDAR

British Columbia Securities Commission
Alberta Securities Commission
The Manitoba Securities Commission
Ontario Securities Commission

Dear Sirs/Mesdames:

Re: Ur-Energy Inc. (the “Corporation”)

We refer you to the final short form prospectus dated May 1, 2007 (the “Prospectus”) of Corporation relating to an offering of 15,158,000 common shares of the Corporation. We hereby consent to being named in the Prospectus, on page 16 and under the heading “Legal Matters” the Prospectus, and to the use of the name of our firm and inclusion to our opinion under heading “Eligibility for Investment”.

We also confirm that we have read the Prospectus and that we have no reason to believe there are any misrepresentations in the information contained in the Prospectus that are derived from our opinion referred to above or that are within our knowledge as a result of the services have performed to render this opinion.

This letter is provided in compliance with applicable securities legislation and policies and is to be used for any other purpose.

Yours truly,

/s/ McCarthy Tétrault LLP

McCarthy Tétrault LLP DMS-OTTAWA #5662336 v. 1